UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   560775108
                                   ---------
                                 (CUSIP Number)

                                Marshall S. Cogan
                                810 Fifth Avenue
                            New York, New York 10021
                                 (212) 832-7943
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                            Steven H. Scheinman, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------

                               February 26, 2004
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP No. 560775108                                            Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARSHALL S. COGAN

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  PF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                            7             Sole Voting Power
Number of                                      820,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     820,000
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  820,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  8.7%

14       Type of Reporting Person (See Instructions)

                  IN

                                  SCHEDULE 13D

CUSIP No. 560775108                                            Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ARTICLE SECOND TRUST U/W/O DAVID H. COGAN

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  FLORIDA

                            7             Sole Voting Power
Number of                                      750,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     750,000
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  750,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  7.9%

14       Type of Reporting Person (See Instructions)

                  OO

                                                               Page 4 of 9 Pages


                  This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of The Major Automotive Companies, Inc. (the "Issuer"). This Statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.           Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 43-40 Northern Boulevard, Long Island City, New York 11101.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Marshall S. Cogan ("Mr. Cogan"); and

                  ii) Article Second Trust u/w/o David H. Cogan (the "Trust").

                  This Statement relates to the Shares held for the accounts of Mr. Cogan and the Trust.

                              The Reporting Persons

                  Mr. Cogan is a United States citizen and his principal business address is 810 Fifth Avenue, New York, New York 10021. The principal business occupation of Mr. Cogan is investment in securities. Mr. Cogan serves as Trustee of the Trust and has been granted investment discretion over investments of the Trust, including the Shares, held for the account of the Trust.

                  The Trust was formed under the laws of the state of Florida.


                  During the past five years, neither of the Reporting Persons has been, to the extent applicable, (a) convicted in a criminal proceeding or
(b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.


                  Mr. Cogan expended $697,000 (consisting of personal funds and funds held for the benefit of the Trust) to purchase, in open market transactions, the securities reported herein as being acquired since January 5, 2004 (60 days prior to the date hereof). This amount consists of (i) $59,500 to purchase the 70,000 Shares held for Mr. Cogan's personal account, and (ii) $637,500 to purchase the 750,000 Shares held for the account of the Trust.

Item 4.           Purpose of Transaction.

                  All of the Shares reported herein as having been acquired or disposed of were acquired or disposed of for investment purposes. Except as set forth below, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

                                                               Page 5 of 9 Pages

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  Based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, the total number of Shares outstanding was 9,474,856 as of November 13, 2003.

                  (a) (i) Mr. Cogan may be deemed the beneficial owner of 820,000 Shares (approximately 8.7% of the total number of Shares issued and outstanding). This number consists of (A) 70,000 Shares held for the personal account of Mr. Cogan and (B) 750,000 Shares held for the account of the Trust.

                      (ii) The Trust may be deemed the beneficial owner of 750,000 Shares (approximately 7.9% of the total number of Shares issued and outstanding). This number consists of 750,000 Shares held for its account.

                  (b) (i) Mr. Cogan may be deemed to have sole power to direct the voting and disposition of the 820,000 Shares held for the account of Mr. Cogan and the Trust.

                      (ii) The Trust may be deemed to have sole power to direct the voting and disposition of the 750,000 Shares held for its account.

                  (c) Except for the transactions set forth in Annex A hereto, all of which were effected in open market transactions, there have been no transactions effected with respect to the Shares since January 5, 2004 (60 days prior to the date hereof) by either of the Reporting Persons.

                  (d) Subject to the terms of the agreement governing the Trust, the beneficiaries of the Trust have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares and other securities held for the account of the Trust in accordance with their interests in the Trust.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.           Material to Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                               Page 6 of 9 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: March 5, 2004                   MARSHALL S. COGAN


                                      /s/ Marshall S. Cogan
                                      -----------------------------

Date: March 5, 2004                   ARTICLE SECOND TRUST U/W/O DAVID H. COGAN


                                      By: /s/ Marshall S. Cogan
                                          -------------------------
                                          Name:  Marshall S. Cogan
                                          Title: Trustee

                                                               Page 7 of 9 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                      THE MAJOR AUTOMOTIVE COMPANIES, INC.


                         Date of              Nature of    Number of
For the Account of       Transaction          Transaction  Securities      Price
------------------       -----------          -----------  ----------      -----

Marshall S. Cogan        February 26, 2004    Purchase      70,000         $0.85

Article Second Trust
u/w/o David H. Cogan     February 26, 2004    Purchase     750,000         $0.85

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.    Joint Filing Agreement, dated as of March 5, 2004, by
      and between  Marshall S. Cogan and Article Second
      Trust u/w/o David H. Cogan                                               9

                                                               Page 9 of 9 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  Each of the  undersigned  hereby  agrees that the Statement on
Schedule 13D with respect to the Shares of The Major Automotive Companies, Inc., dated March 5, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: March 5, 2004                   MARSHALL S. COGAN


                                      /s/ Marshall S. Cogan
                                      -----------------------------

Date: March 5, 2004                  ARTICLE SECOND TRUST U/W/O DAVID H. COGAN


                                      By: /s/ Marshall S. Cogan
                                          --------------------------
                                          Name:  Marshall S. Cogan
                                          Title: Trustee